

Mail Stop 4631   October 8, 2009

Daniel B. O'Brien
Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
Canada V8T 5G4

> **Re: Flexible Solutions International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 28, 2009**
> **File No. 333-158962**

Dear Mr. O'Brien:

    We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-3

General

1. Please address the following issues in your next amendment.
    * We note that much of the information contained in the registration statement is current through August 31, 2009. Please update accordingly.
    * For the most recent date possible before the filing of your next amendment, please disclose the date and the closing price of your common stock for that date on the Prospectus Cover Page.
    * In the Table of Contents, please include the page numbers that correspond to the section titles.

Undertakings, page 2

2. Please include the undertaking contained in Item 512(b) of Regulation S-K in your next amendment.

Exhibit 23(b) – Consent of Cinnamon Jang Willoughby & Company

3. Please include a more currently dated consent in your next amendment.

*   *   *   *

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: William T. Hart, Esq.
        Hart & Trinen
        1624 Washington Street
        Denver, CO 80203